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                              May 30, 2024

       Adam Stone
       Chief Executive Officer
       Aja Holdco, Inc.
       51 Astor Place, 10th Floor
       New York, New York 10003

                                                        Re: Aja Holdco, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed May 13, 2024
                                                            File No. 333-278811

       Dear Adam Stone:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 3, 2024 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Certain Agreements Related to the Business Combination
       Subscription Agreements, page 8

   1. We note your response to prior comment 2. With respect to the definition of "covered person" we note that
paragraph (c)(3)(iv) of Rule 14e-5 of the Exchange Act includes in such definition "[a]ny
person acting, directly or indirectly, in concert with any of the persons specified in
this paragraph (c)(3) in connection with any purchase or arrangement to purchase any subject
securities or any related securities." Given that the PIPE Investors have entered into the
Subscription Agreements with the SPAC, please provided additional analysis as to why such
investors are not "covered persons" pursuant to paragraph
                                                        (c)(3)(iv). With
respect to the exemption provided under paragraph (b)(7), we note that the public announcement of
the SPAC   s intention to seek shareholder approval for an
                                                        extension of the SPAC
s deadline for a de-SPAC transaction constitutes a public
 Adam Stone
Aja Holdco, Inc.
May 30, 2024
Page 2
         announcement of a tender offer that triggers the Rule 14e-5 prohibition. We note that the
         SPAC filed a preliminary proxy statement seeking to extend the termination date on
         January 22, 2024, the definitive proxy statement (filed on February 1,
2024) specified that
         shareholders had until February 23, 2024 to exercise their redemption rights, and it appears that the Subscription Agreements were entered into on February 13, 2024.
         Therefore, it appears that the Subscription Agreements were entered into during the tender offer made in connection with the Extension Amendment Proposal and the exemption pursuant to paragraph (b)(7) would not be available. Please provide additional analysis as to how the purchases under the Subscription Agreements would comply with Rule 14e-5.
Sources and Uses of Funds for the Business Combination, page 23

2. We note your response to comment 4 along with the disclosure modifications. As this presentation appears to be a pro forma presentation, it is required to be prepared in accordance with Article 11-02 of Regulation S-X. As such, please revise the presentation to comply with Article 11-02 of Regulation S-X, which should agree to the cash balances presented in the Unaudited Pro Forma Condensed Combined Financial Information
         section beginning on page 179. Further, address the following:
             Provide an explanation as to what the Adagio Equityholder Rollover as a source of cash/funds represents and also what it represents as a use of funds. To the extent that you continue to include this line item in your presentation, provide your calculation that net cash proceeds will be $24 million to Adagio Equityholders, as previously requested.
             Expand footnote (3) to quantify the (i) and (ii) components of the $45 million Pipe
              Financing. Address this comment throughout your Form S-4 where the $45M Pipe
              Financing is discussed.
             Tell us why you are including $23 million as a source of funds of the Business
              Combination that was paid/funded and used by Adagio as of December 31,
              2023. Refer to Adagio   s consolidated statement of cash flows on
page F-29. Also,
              explain why you have included $3.9 million paid to acquire public shares in the open market. Refer to footnote 3 on page 185.
Background of the Business Combination, page 138

3. We note your revised disclosure in response to prior comment 6 that "[t]he prospective
       PIPE Investors, ARYA and Adagio determined the pre-transaction equity value of $24
       million by comparing Adagio   s business with the valuations of
similarly-situated pre-
       market companies that had recently been acquired and by taking into account the
FirstName LastNameAdam Stone
       valuation and price that the potential PIPE Investors indicated they would accept." Please
Comapany    NameAja
       disclose       Holdco, Inc. pre-market companies, the valuations at
which they were
                the similarly-situated
May 30,acquired, and2the ways in which they were similarly-situated to Adagio.
         2024 Page
FirstName LastName
 Adam Stone
FirstName
Aja Holdco,LastNameAdam Stone
            Inc.
Comapany
May        NameAja Holdco, Inc.
     30, 2024
May 30,
Page 3 2024 Page 3
FirstName LastName
Unaudited Pro Forma Condensed Combined Financial Information
Unaudited Pro Forma Condensed Combined Balance Sheet, page 180

4. As previously requested in prior comment 25, please include the registrant in a separate column in the pro forma financial information provided in accordance with Article 11-
         02(a)(4) of Regulation S-X. Also address for the unaudited pro forma condensed combined statement of operations and comprehensive loss.
Note 2. Basis of Pro Forma Presentation, page 186

5. We note your response to prior comment 12. We continue to consider your response and may have additional comments.
Note 5. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page
193

6. We note your responses to prior comments 10 and 18, along with the revised disclosures for note (G). Please address the following:
             You note that you will receive $21.1 million in cash from the Subscription
              Agreements/PIPE Financings. However, the table presented on page 184 indicates that you will receive $18.1 million in cash with $8.1 million from the Perceptive
              PIPE Investor for shares of New Adagio Common Stock and $10 million from RA
              Capital for units of Base Warrants. Please address this inconsistency.
             Reconcile the number of shares of New Adagio Common Stock and number of units of Base Warrants to be acquired with cash in connection with the transaction with your disclosures of the Subscription Agreement/PIPE Financing on pages 184, 185 and 188.
             Clearly disclose how you allocated the proceeds between the shares of New Adagio
              Common Stock and the units of Base Warrants to be acquired.
             Provide the material terms of the units of Base Warrants, including what each unit
              represents, how the warrants are not indexed to New Adagio   s
Common Stock, and
              how you determined that the fair value given that cash was used to acquire the units of Base Warrants. To the extent that the fair value substantially exceeds the purchase price, please tell us the accounting implications and the authoritative literature considered in accounting for this difference. In that regard, you have disclosed the issuance of 2,760,000 of PIPE Warrants in lieu of settlement of Bridge Financing
              Notes which was valued at $11.5 million under Note 4.
             Consider separately presenting the sale and purchase of new shares and warrants from purchase accounting and/or the exchange of previously issued convertible notes as adjustments to the pro forma financial information.
7. Please expand your disclosures in note (I) to provide the material terms of the Convert
         Warrants, including how those terms result in the warrants not being indexed to New
         Adagio   s own stock.
 Adam Stone
Aja Holdco, Inc.
May 30, 2024
Page 4

       Please contact Tracey Houser at 202-551-3736 or Li Xiao at 202-551-4391 if you have questions regarding comments on the financial statements and related matters. Please contact
Conlon Danberg at 202-551-4466 or Tonya Aldave at 202-551-3601 with any other questions.



                                                          Sincerely,

FirstName LastNameAdam Stone                              Division of
Corporation Finance
                                                          Office of Industrial
Applications and
Comapany NameAja Holdco, Inc.
                                                          Services
May 30, 2024 Page 4
cc:       Peter Seligson, Esq.
FirstName LastName